

RECEIVED
2006 APR 24 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12 April 2006



06012760

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 10 April 2006:
  - Health, Safety, Environment and Community Report
- 11 April 2006:
  - WPL 35th AGM Chairman and Managing Director & Chief Executive Officer Addresses
  - 2006 AGM Disclosure of Votes
  - Appointment of a Company Secretary
- 12 April 2006:
  - Retirement of Director
  - Appendix 3Z Final Director's Interest Notice (Rory Edward Stanley Argyle)

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**MONDAY, 10 APRIL 2006**
**6:30PM (WST)**

RECEIVED
2006 APR 24 A 7:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


WOODSIDE

**MEDIA**
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## HEALTH, SAFETY, ENVIRONMENT AND COMMUNITY REPORT

Woodside Petroleum Ltd. advises its 2005 Health, Safety, Environment and Community Report has been published.

The report is available for viewing and downloading at the Company's website at www.woodside.com.au.

Exemption File No.
82.2280

**WOODSIDE PETROLEUM LTD.**

**35TH ANNUAL GENERAL MEETING**

**PERTH**

**11 APRIL 2006**

**CHAIRMAN AND MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER ADDRESSES**

Good morning ladies and gentlemen.

I am Charles Goode, Chairman of Woodside Petroleum Ltd. I welcome you to Woodside's 35th annual general meeting.

This is the third consecutive year that we have held our annual meeting in Perth and I am again pleased to see so many shareholders here today. I also welcome those shareholders joining us live via our video webcast. Today's meeting is being recorded and will be available on our website after the meeting.

As we have a quorum, I now declare the meeting open.

The notice of annual general meeting, together with the concise annual report, was distributed to shareholders in March. Additional copies are available for anyone who needs one.

I have signed the minutes of the 34th annual general meeting held on 19 April 2005 as a true and correct record of that meeting and the minutes are available for inspection in the foyer.

Let me now introduce your directors.

From the far end of the table on my right we have Mr Erich Fraunschiel, Mr Russell Caplan, Dr Pierre Jungels, Mr Rory Argyle, Dr Ashton Calvert and company secretary, Ms Frances Kernot.

On my far left, we have Mr David McEvoy, Dr Andrew Jamieson, Ms Jillian Broadbent, Mr Michael Chaney, and our Chief Executive and Managing Director, Mr Don Voelte.

Also with us at today's meeting are Mr Jeff Dowling from Ernst & Young, the Company's auditors, Mr Tim Bond from Computershare Investor Services, the Company's share registry, and Mr Leigh Warnick from Blake Dawson Waldron solicitors.

We also have our Chief Operating Officer, Mr Keith Spence, our Chief Financial Officer, Mr Ross Carroll and several other Woodside senior executives. Please introduce yourselves to the executives and to the directors after the meeting.

## BOARD CHANGES AND THANKS

In February 2005, Shell-nominated non-executive director Mr Peter de Wit resigned from the Board and was replaced by Shell nominee Dr Jamieson who was duly elected at last year's annual meeting.

In December 2005, the Board advised that Mr Warren would retire from the Board after its February meeting this year and that Mr Caplan would succeed him as a Shell-nominated non-executive director. Mr Caplan, with Board support, seeks election by shareholders at today's meeting.

In January 2006, Mr Peter van Rossum announced his intention to leave Shell. As a result, he has resigned from the Woodside Board and we will announce his replacement in due course.

As a result of the retirement of Dr John Rose in September 2005, and the retirement of Mr Argyle after the board meeting tomorrow, Dr Calvert and Mr McEvoy were appointed to the Board in September 2005 and seek election by shareholders at today's meeting.

In November 2005, Mr Chaney was appointed to the Board as a non-executive director. Given it is my intention to retire from the Board in mid-2007, the Board has appointed Mr Chaney with the intention that, if he receives the support of shareholders for his election to the Board today, he will assume the position of Chairman when I step down.

In addition, Ms Broadbent, Mr Fraunschiel and Dr Jungels are due to retire by rotation and will seek re-election by shareholders today.

While I will introduce our new Board members to you more formally a little later, it is appropriate that I acknowledge the contributions of those members who left the Board during the year or who are about to retire.

Dr Rose and Messrs Argyle, de Wit, Warren and van Rossum provided valuable contributions to the Board's deliberations over the years and were significant contributors to the Board's various committees.

We wish them well in their respective retirements or as they pursue new challenges away from Woodside.

Today I will review the past year and reflect briefly on your Company's current performance in an historical context.

I will then describe the Company's longer-term outlook as we see it, and discuss some of the challenges we face.

I will also invite our Chief Executive, Don Voelte, to report on the outlook for 2006, to comment on our position in Mauritania and on the Pluto, Browse and Sunrise development projects, and areas of current management focus.

We will then move on to the procedural matters of the meeting where you will have the opportunity to ask questions.

## 2005 IN REVIEW

The past year was marked by a sustained high oil price which contributed significantly to net profit after tax of A$1107 million, slightly down on the record in 2004 which was favourably affected by one-off significant items.

Good production and high oil prices combined to give us a record underlying net profit after tax of A$1038 million before significant items, 54% higher than the previous year.

Revenue in 2005 was a record A$2747 million, up 29% on the previous year, and net operating cash flow was also a record, totaling A$1715 million, or 17% higher than 2004.

We exceeded our 2005 production targets – initially 56.6 million barrels of oil equivalent and then 59 million barrels – by actually producing nearly 60 million barrels.

This result was despite process interruptions on the North West Shelf, *Northern Endeavour* and *Cossack Pioneer.*

On oil price, our average realised price for the year was A$73 a barrel, 34% higher than the A$54 a barrel we realised in 2004.

With the exception of the highly attractive 100%-owned Pluto discovery on the North West Shelf, 2005 was a fairly typical year for exploration. We had seven discoveries from 19 exploration wells, although we do not expect all of them to be commercial.

We have not yet been able to book our 2005 discoveries at Pluto off Western Australia and Halladale and Black Watch off Victoria as proved or probable reserves due to the immaturity of our appraisal and commercial plans for these fields.

While we increased our contingent resources by 19% to nearly 3.6 billion barrels with the addition of these discoveries, our organic three-year rolling average reserves replacement ratio for proved plus probable reserves – which excludes reserves we divested or acquired – is now just under 100%.

Of course, this rolling average will be significantly enhanced when we move Pluto from a contingent resource to a reserve.

In 2005, we booked 44 million barrels as reserves, 15 million barrels less than we produced.

That said, we already have 1.24 billion barrels of oil equivalent in the proved plus probable reserves category, with 92% being in Australia.

Our proven reserves-to-production ratio is top-quartile when measured against our peer group and was at 17 years in 2004 when the latest data of our peers was available. In 2005, our ratio was 15 years. If we include proved plus probable reserves, the ratio is higher at 21 years.

Our strong portfolio of projects in development resulted in higher capital spending for the year and our gearing has increased to 20%.

Overall, 2005 was a good year, and we declared a fully-franked final dividend of 58 cents a share which lifted the full-year dividend to a record 93 cents a share, 58% more than in 2004. The pay-out ratio remains around 60%.

On health and safety, we made significant progress in 2005 on our lost-time injury frequency rate. In this respect, we reduced the frequency of injuries by 30% although 90 people were still hurt while working for us during the year. Twenty-one of them required time off work.

Health and safety is a task never finished and the management team continues to search for innovations and techniques that ensure people who work with us return home safely every day.

Our environmental performance in 2005 was disappointing with a doubling of reportable incidents over the previous year. Most of our oil spill volume occurred in one large spill over 24 hours from a leaking flowline at Laminaria-Corallina in January 2005. I referred to and apologised for this incident at last year's annual meeting. We are determined to achieve a better performance in our environmental management and it is receiving increased management attention.

Copies of our health, safety and environment report are available outside the auditorium and this year we have included a section on community activities. The report is also available on our web site or on request through our Perth office.

## WOODSIDE'S CURRENT POSITION IN HISTORICAL PERSPECTIVE

Let me put Woodside's current position in an historical perspective.

We are a 50-year-old company and for our first 30 years we were an explorer. Only in 1984 did we produce any hydrocarbons for sale when we began delivering gas from the North West Shelf to the Western Australian market and our journey from explorer to producer was under way.

Then in 1989, the *Northwest Sanderling* delivered our first shipment of LNG to Japan. Until 1996, gas and condensate made up all of our production.

In that year, oil production began from *Cossack Pioneer* operations on the Wanaea-Cossack fields on the North West Shelf, and in 1999 it began from *Northern Endeavour* operations on the Laminaria-Corallina fields in the Timor Sea.



By 2000, primarily due to our Timor Sea fields, about half of our production and revenue came from oil.

Today, we see more than two-thirds of our production and revenue coming from gas and condensate though we expect the balance to swing back more equally to oil as we bring into production this year fields in Mauritania and Western Australia.



Geographically, we had been – until the late 1990s – solely focused on Australia with our operations centred on the north-west of Western Australia.



But in the late 1990s, a review of our strategic direction and our financial capacity arising from the cash flows from oil and gas coupled with our view of Australia's prospectivity, caused us to look internationally.

Our strategy was to explore in some high-risk frontier areas of Africa, balanced by exploration in the proven oil and gas province of the Gulf of Mexico in the US. The move into these areas led to a significant growth in Woodside's portfolio such that the area of our titles today is nearly 250,000 sqkm, or more than 20 times greater than we had in 1985.

Access to the acreage is only part of the story. We have to drill it and be successful.

In 1985, Woodside drilled just two wells. In 2005, we drilled 19 exploration wells with more than half of them in Africa and the United States.

In 2006, we expect to drill more than 40 wells with half of them planned for the US. This increase is largely due to the additional permits and commitments acquired with our purchase of Gryphon Exploration Company in 2005.



Although it is early days, I think our strategy of seeking growth beyond Australia is starting to work for us.

For example, in 1998 we acquired acreage in Mauritania and, in February this year, produced our first oil from the Chinguetti field. We have also discovered the Banda, Tiof, Tevet and Labeidna fields.

In 1999, we entered the Gulf of Mexico and we produced our first oil and gas from the US in 2005. We now have more than 250 leases in the Gulf and production from more than a dozen fields. We took equity in the Neptune project in 2002 and we expect this to provide our first deepwater Gulf oil production in 2007.

In 2000, we entered Algeria and, in 2003, secured our first foreign production through the Ohanet gas project. We continue to explore in that country.

We have acquired interests in Kenya, Sierra Leone, Liberia and Libya and continue to explore our oil and gas permits that we hope will provide a pipeline of international growth projects.

Libya, in particular, has significant potential and we hold the third largest area of acreage in that country. We plan to drill at least 17 onshore and offshore wells over the next 18 months.

While I have spoken of our international expansion as providing an additional dimension to our growth prospects, we have continued to explore and appraise the areas we hold in Australia where we have major developments planned on the basis of our Pluto, Browse and Sunrise resources.

At this stage, I will ask the Chief Executive Officer and Managing Director to briefly address you on our 2006 outlook, including the Otway gas and the Enfield oil projects; our position in Mauritania; our Pluto, Browse and Sunrise development projects; and the approach of management to diversity in our workforce; to the environment and to health and safety.

**[Managing Director / Chief Executive Officer, Don Voelte addresses meeting]**

Thank you, Charles.

Each year, we set ourselves a theme – a catch phrase – to describe our aspirations and intentions for the year.

A few years ago it was 'Shaping up for Growth'. Then it was 'Commitment to Growth'.

Last year, it was 'Investing in Growth' and it captured the suite of opportunities that were coming through our growth pipeline that would draw on our cash reserves and our people.

Projects like Train Five on the North West Shelf, Chinguetti in Mauritania, Enfield in Western Australia and Otway in Victoria were on the way and well into the big-spend areas of their development phases.

This year, 2006, we chose the theme of 'Delivering Growth', and that's what we intend to do.

Three of the projects I just mentioned come into production this year.

Chinguetti, of course, produced first oil on 24 February this year and in the process highlighted what our people are capable of doing.

When we announced our final investment decision for Chinguetti in May 2004, three years after the Chinguetti discovery, we promised to have first oil by March 2006.

Our project team, along with our folks in Nouakchott delivered and they deserve special credit for doing so.

As we celebrate first oil in Mauritania and work with our joint venturers to produce wealth for shareholders and the Mauritanian people, we have resolved issues relating to amendments made to our production sharing contracts with the Mauritania Government.

Our solution of improving initial terms for the people of Mauritania in return for solidifying the long term financial foundation, as well as profits for Woodside and our joint venturers, is one that provides necessary benefits for all parties. We are pleased with the outcome.

We continue our activities in Mauritania and our exploration program this year involves up to four wells.

First oil from Mauritania was a significant event for Woodside.

At the start of 2003, and after 49 years of company history, Australia remained Woodside's only source of production.

In three years, we have added production from Algeria, the Gulf of Mexico and Mauritania.

We are now producing in four countries across three continents.

In the near term, we will bring Enfield into production. I am happy to say the outlook is very bright for this project. Enfield is a floating production, storage and offloading facility with production capacity of 100,000 barrels a day.

The vessel, which we have named Nganhurra in recognition of local Aboriginal culture, will leave Korea later this month for Western Australia and we expect to have it ready for start up well ahead of the original schedule. Earlier this year we announced that first oil would occur in the third quarter 2006, versus our original stated goal of the fourth quarter. Today, I can tell you there is potential that first production could take place as early as the end of the second quarter or early in the third.

The Otway Gas Project in Victoria will come on stream in the third quarter this year, and at full production, will supply about 10% of south-eastern Australia's energy demand over the next 10 years.

This project involves development of our first remotely operated platform, at the Thylacine field, and future tie-back of the Geographe field. Overall, the offshore facilities, pipelines and gas plant at Port Campbell are about 80% complete.

The total joint venturers' capital expenditure of these projects when they were approved for development was about A$3.3 billion. The capital cost for these projects, in aggregate, remains within one per cent of the initial estimate.

This result, in today's environment, should be extremely satisfying to our shareholders.

In addition, as a result of these three projects – Chinguetti, Enfield and Otway – we said earlier this year that we expected our total production for 2006 to be up by a quarter to 76 million barrels of oil equivalent.

When we approved these projects, we published the time at which we expected production. I am happy to say that these projects are collectively scheduled to deliver production for Woodside of about five million barrels of oil equivalent earlier than we expected.

This is a great result, however let me caution that some of this early production has already been included in our 2006 target.

In August, at our mid-year review, we will update our production forecast taking into account earlier Enfield production, offsetting North West Shelf production downtime due to five cyclones since the start of this year.

As these three facilities come on line, we also have a full slate of projects on the North West Shelf, in addition to the fifth LNG train. And, of course, we continue our mission to run the North West Shelf as one of the world's premier LNG facilities.

Our operations at Karratha benchmark against the best, particularly when measured on facility run–time. We were delighted with our record LNG production of 11.6 million tonnes last year and the safe shipping of our 2000$^{th}$ cargo.

Capital expenditure within the Venture this year is expected to be nearly A$3 billion, of which we pay one-sixth, as we modify our Goodwyn platform to enhance gas production, develop the Perseus reservoir, and move into awarding tenders for the Angel platform and facilities.

In our projects group, we are managing this year a capital spend across our operated and non-operated businesses of about A$8 billion.

In the Gulf of Mexico, following our acquisition of Gryphon Exploration Company last year, we have a record drilling program ahead and have secured the deepwater rig, Jack Bates, for a two-year campaign.

The acquisition of Gryphon has given us our first Gulf of Mexico production and, more importantly, an extensive exploration portfolio in the US. Our projected production from the acquisition is now forecast to exceed our initial expectations.

And, with our alliance with Explore Enterprises, we continue to build on the platform that we identified two years ago as being critical to building a successful Gulf of Mexico business.

While on acquisitions, we increased our equity last year in the Laminaria-Corallina asset in the Timor Sea. We believe this will pay dividends, particularly as nobody knows that area as well as we do.

We have an enthusiastic and aligned joint venturer ready to tap the near-field opportunities we see around our *Northern Endeavour* production vessel which should add value to that asset.

On the LNG front, we continue to progress our strategy of building hubs around our Sunrise, Browse, Pluto and North West Shelf gas resources to maximise the competitiveness of Australian LNG.

I am delighted with the progress we are making on our 100%-owned Pluto gas development and our Browse asset, about 50% of which we own.

Pluto, which we discovered only a year ago, could become one of the world's fastest LNG projects from discovery to production if we continue at this pace.

We have foundation customers for Pluto volumes in Tokyo Gas and Kansai Electric of Japan and we expect the balance of Pluto reserves to be sold into the US gas market. As part of our agreements, each of our Japanese customers has an option to buy 5% of the total development.

Our appraisal drilling at Pluto has come in as we expected and we have begun design work for an onshore plant with capacity of five to seven million tonnes a year. We expect to have the development work ready for a final investment decision by mid-2007 and for production to begin from late 2010.

Similarly with Browse, our appraisal program is on track, our customer discussions are on track, our engineering and site selection processes are on track, and we have an equally keen and able team at work.

At Browse, we are looking at several options for development, including an offshore facility based near Scott Reef and an onshore facility along the north-west coast of Australia, with offshore platform and pipelines. At this stage, we think Browse can support a plant with capacity of up to 14 million tonnes of LNG a year.

While Browse is a little further out, we are confident we can bring it into production in the window 2011-2014.

On Sunrise, Woodside and our joint venturers have already spent more than A$250 million on exploration, technical and commercial feasibility, so we have a very good understanding of what is possible, provided we can get legal, regulatory and fiscal certainty. We welcome the Australian and Timor-Leste Governments' agreement this year on maritime boundaries, and now await legislative ratification by both countries.

The LNG processing capacity of any one of these projects – let alone all three – could fundamentally change Woodside. Pluto alone could be more than double our LNG equity capacity from the North West Shelf. We can build a scenario where success in all three of these projects, could increase Woodside's LNG equity capacity four to five-fold.



So, forgive us if we seem to be eager to get them going.

The promise now so evident in Woodside is also one of our great challenges as we strive to attract, build and then retain our teams to deliver.

One of my major accountabilities to you, as shareholders, is to employ the best management team that I am able to assemble and to develop the future leaders of this Company.

To do this, we have built a small nucleus of long-term achievers. They are the foundation.

We have hired top-quality professionals in areas where we had gaps, particularly in finance, mergers and acquisitions and our US businesses. We are now complete.

We have reached into the organisation and promoted outstanding young talent and given them big jobs. They have not disappointed us.

And, we have let some people go.

We have also tackled the difficult question of diversity in our work force and the sorry state of our statistics: Only 30% of our staff are female, and that's about 10 percentage points lower than the national average.

We must do better.

After all, mathematics, physics, geology, geophysics, engineering – the natural order of things – doesn't dictate that this is work mainly for men.

While 93% of our women who go on maternity leave return to work at Woodside, we have been unable to take the next step that provides them with the support and opportunity to grow in their jobs.

As we learn to deal with this, we have started to send women on courses while they are caring for their children, we are letting mothers work from home, and we are looking at assistance for child care.

And, my managers now know they cannot be a leader at Woodside if they don't get gender diversity right.

We see no logic in marginalising half of our current potential work force.

In our new areas of endeavour, such as Mauritania and Libya, we are learning not to make the same mistakes we have made at home when it comes to localising our work force.

Let me explain what I mean by that.

In Australia, we have a massively disadvantaged group of people on our doorstep, at the heart of our operation in the Pilbara region.

In 10 years, a third of Western Australia's Aboriginal population will live north of the Tropic of Capricorn – that's in country where we operate.

They will be young people, they will be in the job market, and they will be a significant economic force, if we want them to be.

I say 'if we want them to be' because some times I wonder.

Only a year ago, we had no full-time or fixed-term indigenous employment at our Karratha plant and yet we have been in the Pilbara for nearly 30 years.

This record is despite the compelling logic that failure to engage our growing indigenous communities will lead only to entrenched poverty and disenfranchisement.

And for Woodside, as guests in the Pilbara, who have been invited by the citizens of this country to develop their resources, this cannot be a welcoming prospect.

In the past year or so, we have overhauled our approach to indigenous affairs.

We have reinvigorated or established education, training and employment pathways through cadetships, traineeships, apprenticeships, graduate programs and direct recruitment.

We have made cultural awareness training available to all staff and compulsory for those in Karratha.

We are supporting a range of cultural programs and role models for young Aboriginal people.

We have exceeded the targets we set ourselves and we now employ more than 30 indigenous people.

It is a small step and we have a long way to go.

But, as human beings and as businessmen and women, we cannot ignore the reality that healthy, educated and vibrant local communities are good for those regions and good for us.

Against this backdrop, we have a different approach in Mauritania and Libya and have aggressive localisation plans where we are racing to educate, train and employ indigenous people, because they are the future of our businesses in those countries.

In both countries, about three-quarters of our people are local, and I can see the day when the head of our Libyan business is a Libyan, and the head of our Mauritanian business is a Mauritanian.

With the challenges of diversity and new operating environments come the challenges of doing business the right way.

Over the past year, we have run compulsory workshops for our staff on our Code of Conduct and have included in our induction training for new starters, our expectations for issues ranging from privacy, to share trading, to conflicts of interest, to facilitation payments.

The program also extends to our contractors.

As well, we have an extensive audit and review program across our business, to ensure that our business conduct is proper.

Last year, we signed the Extractive Industries Transparency Initiative, the British Government's program aimed at ensuring that revenues from industries such as ours, contribute to sustainable development and poverty reduction, particularly in developing nations.

We look forward to the open reporting of revenues we make to host governments.

On our most significant environmental issue, greenhouse gas, we no longer consider the management of these emissions to be an extraordinary item.

We have a target of reducing our greenhouse gas emissions by at least 500,000 tonnes by 2012, when compared to business as usual, half of which must come from technical or operational improvements.

But a home truth for oil and gas developments is that some emissions, such as gas turbine exhaust, are not technically or economically feasible to avoid, given the current state of technology.

For some of these emissions, we plan to use offsets where, for example, we buy the carbon saved by companies producing power from waste methane.

To this end, we bought offsets equivalent to 100,000 tonnes of carbon dioxide in 2005, from companies involved in landfill and compost production.

Our planned use of offsets has led to a re-direction of our strategy.

We still hold our investments in Geodynamics, Ceramic Fuel Cells, and Ocean Power Technologies, which could deliver significant carbon credits if they succeed. But our future greenhouse management approach will be based on developing longer term and more cost-effective offset sources.

In 2005, we won our third Australian Government Greenhouse Challenge award for emissions reduction, and we also participated in the inaugural meeting of the Asia-Pacific Partnership, a group of six nations with the goal of developing and deploying greenhouse emission reduction technologies.

Finally, I want to acknowledge the efforts of our people over the past year on health and safety.

In 2005, we again cut our injury rate at work, despite a near two-fold increase in the number of hours worked across the company.

Often, I am asked to describe the one thing that keeps me awake at night. The most horrible prospect for any chief executive is a death, or worse, multiple deaths, in their business.

At Woodside, we and our contractors have worked 100 million hours over the past eight years without one of our own dying in an incident at work.

This really is against the odds.

So, as Charles has said, safety is a job that is never finished. Vigilance remains our mantra, and the path of continuous improvement is much preferable to the alternatives.

I started today, by describing our themes for 2005 and 2006 – Investing in Growth and Delivering Growth.

As we move through 2006, bringing on the growth we have promised, we have already decided on our theme for 2007.

It will be 'Delivering Value'.

What does this mean?

Well, it is at the heart of what you employed me to do.

It is about finding ways to run our business better, and a return to the themes I have spoken about previously.

It is about right people, right places, right focus – and to be fast.

It is about simpler decision-making, shorter reporting lines, and greater responsibility and greater accountability.

It is about knowing the difference between bureaucracy and due process, and which is necessary.

In many respects, it is a big ask, but I am confident we have the opportunity, the will, and the talent to deliver.

Thank you.

**[Chairman resumes address]**

Thank you, Don.

## OUTLOOK

Let us now look ahead to the next decade. We have an exciting exploration, development and production program.

Our strategy in Australia is to continue to focus on safe and efficient operations, investing to maintain production, delivering on our committed projects, and maximising revenue.

In Africa, we intend to grow our business around Mauritania and Libya and will continue to seek exploration opportunities in locations such as Sierra Leone and Liberia.

In the US, we intend to grow our business based on exploration and production in the Gulf of Mexico and to market our Australian LNG production through such concepts as the Oceanway LNG import terminal off California.

Our exploration program for 2006 will be heavily weighted towards the Gulf of Mexico where we may drill up to 23 wells. In Africa, we may drill up to 14 exploration wells, and in Australia we are looking at six to nine.

Our exploration budget of A$507 million is about 40% more than 2005 expenditure. Importantly, about 85% of our exploration spending in 2006 will be aimed at proven provinces.

In Africa, we intend to continue exploring offshore Mauritania and we now also have onshore acreage near the Mali border to consider.

We hope to drill an ultra-deepwater well in Kenya this year and we will continue to assess the prospectivity of Sierra Leone, Liberia and Algeria. We may drill up to three wells in Algeria this year.

We consider Libya to be very promising and we are about two years ahead of our onshore commitments to the Libyan Government and already three years ahead offshore.

As we look beyond 2006, we can expect to cycle exploration opportunities through the business in much the same way we have over the past few years, discarding acreage that does not meet our criteria and drilling that which does.

In the process, we would expect in the next year or two to add at least one more exploration region to our portfolio.

Turning to new developments, we have a suite of projects in construction and due for production over the next few years.

This year, in addition to production which has started at Chinguetti in Mauritania, we plan to bring into production our Otway gas project in Victoria and our Enfield oil project in Western Australia.

For 2007 in Australia, work will continue on construction of the fifth LNG train at Karratha which will take LNG capacity to more than 16 million tonnes a year from 2008, double what it was two years ago. We will be working on the Angel facility on the North West Shelf, a remotely operated platform, to enhance gas production from the Perseus field from 2008. Work will also be well under way on the Vincent and Stybarrow fields off Exmouth in Western Australia which are due to come into production from 2008.

In Africa, we have production opportunities to be assessed in the Tiof, Tevet, Labeidna and Banda oil and gas discoveries.



In the US, we have a further six opportunities being developed to add to our production profile in the Gulf of Mexico, including the Neptune oil discovery.

By 2009, we expect to have reached production of about 115 million barrels of oil equivalent, nearly double what it is today. Three-quarters of this is expected to come from Australia and the US. The increase in production will reflect Chinguetti, Otway and Enfield in 2006, and will include Vincent, Stybarrow, Neptune and Train 5 in 2008.

## MARKETS

Let me turn to the markets for this increased production.

Japan, with which Woodside has had a long relationship, is almost totally reliant on LNG for its gas requirements.

As a country short on domestic energy sources, Japan plans carefully and thinks long term.

Japanese utilities and the Japanese Government monitor energy markets closely and are acutely aware of shifts, particularly with LNG where they see the growing appetite for LNG in the United States and Europe as well as China and India. As a result, they have been keen buyers of long-term supplies, particularly from Australia.

Over the next five to 10 years, some of the Asia-Pacific's traditional LNG suppliers, such as Indonesia, are likely to wind down production as reserves expire. This places


US energy use

Australia as the best alternative to meet the region's growing LNG requirements.

At Woodside, we are keen to tap into the growing US gas market to take advantage of attractive prices and to provide a balance in the markets we supply.

If we look at US energy production and consumption over the past 35 years, and then project it over the next 25, the demand-supply gap continues to widen.

By 2010, the US is expected to need about six billion barrels of oil equivalent more than it can produce. That's equal to about 30% of forecast US consumption.

If we then look at the fuel mix for total US energy consumption over the next decade, about one third of it is forecast to be gas.


US gas use

Further, much of this gas – about one fifth of all US gas consumption, or about five trillion cubic feet a year – will have to be imported.

To give you context to the size of the US market, all of Australia's forecast LNG exports in 2015, or about 44 million tonnes, would equal just 10% of the total US gas market.

Our analysis suggests some of this increased demand for gas will have to be met from sources outside of the Atlantic Basin. LNG from the Middle East and Australia would seem to be the most likely choices in this regard.

For Woodside, this bodes well for our Pluto and Browse gas developments which are planned to progressively begin production from late 2010, as well as Sunrise.

## CHALLENGES

Amid the promising outlook, we face significant challenges.

Firstly, other Australian producers of LNG with projects such as Bayu-Undan in the Northern Territory, and Gorgon, Scarborough, Ichthys and Janz Io in Western Australia are vying for customers.

Just as important, the many projects being progressed in Australia are causing an acute shortage of skilled construction workers and oil and gas operators.

Of particular concern is an ageing work force with estimates that between one third and one half of today's oil and gas engineers will retire by 2010.

For Woodside, we employed about 500 more people in 2005 to work on our growing portfolio of projects and we expect we will need a further 1200 over the next five years.

Traditionally, we have had – and continue to have – low turn-over rates for staff. However, with the global market for oil and gas professionals continuing to surge, the pressure on retention is growing.

To manage this dynamic, we continue to promote Woodside as an attractive employer, to keep pace with remuneration, to tap into new labour markets, to invest in the so-called future pipeline of labour, and to more efficiently allocate our people to higher-priority work.

Our second challenge is the growing competition for acreage, the very source of existence for an exploration and production company.

Increasingly, we are being challenged by national oil companies in bids for acreage that are based just as much on energy security for their countries as on economics.

This is particularly so in Libya, where most successful bids in the latest round for exploration and production sharing contracts were won by state-owned oil and gas companies at rates of return that were far less than we would prudently consider.

Fortunately, we are able to leverage off Woodside's experience and reputation as a significant LNG operator which also has floating oil and gas production and offshore capabilities to create viable partnerships and relationships. As well, our Australian heritage

makes us a non-threatening alternative for many governments seeking to diversify the presence of international oil and gas companies in their countries.

Our third challenge is the ever-present pressure of costs, especially in drilling and in projects. In drilling, the industry does not have enough rigs in the world to meet demand.

As a result, costs have gone up. Offshore day rates for rigs have more than doubled since 2004 with deepwater, high-capacity rigs now costing about US$500,000 a day. Despite this, we are well positioned and are among those operators to have awarded longer-term contracts to secure rigs and we now see most drilling rigs booked out until late 2007.



This demand has stimulated a surge in investment with several new drilling rigs planned for commissioning in 2008-2009 which we expect will re-balance demand and supply in the rig market.

In respect of projects, healthy oil prices have generated an unprecedented surge in the development of LNG plants, petroleum and chemical refineries, and oil and gas fields that currently totals about US$160 billion in the Middle East and Africa alone.

This means, of course, that the same contractors we need to build our projects are facing demand from a world-wide booming oil and gas industry.

We have seen a near doubling of steel prices over the past couple of years and a 50% increase in maritime freight rates.

Fabrication costs have risen 30% since 2003 and line pipe prices have gone up a third in the past year.

While our strategy to bring on more oil projects exposes us to the impact of higher project costs, higher oil prices are providing a greater short-term benefit than if we developed only gas projects.

But we do not intend to rely on the oil price cushion. In this environment, our development and project teams have developed several approaches to meet cost pressures, including strategic contracting, standardised design and components, and selective pre-investment.

Of course, we are striving to maintain our recent excellent record of bringing facilities into production on time and within budget and are striving to protect our top-quartile position for fast delivery of projects at below industry-average costs. However, in the current environment, it would be surprising if we did not experience some delays and cost over-runs.

We are particularly pleased that our trunkline system expansion project on the North West Shelf was completed under budget and ahead of schedule and, in 2005, we received the Sir William Hudson Award, the highest accolade for Australian engineering. We are also particularly pleased with progress and cost control on the Enfield project now due to come into production late in the second quarter or early in the third quarter this year.

Fourthly, we face the technical challenges of marginal or complex fields such as Tiof and Tevet in Mauritania and Jahal and Egret in Western Australia. Each of these has technical and geological hurdles that will test our best engineers. We are hopeful that the ingenuity of our people will find innovative ways to succeed just as we have done before.

Fifthly, we are also working as an organisation to significantly improve our business competence to bring it alongside our existing functional and technical excellence.

The days of our being a single-business company with our corporate financial systems based solely on the North West Shelf business have passed.

Today, we are asking our finance people to play larger roles in the Company's individual business units and to apply at the business unit level, cost of capital, balance sheet and management information and reporting systems.

In conclusion, I wish to comment on how our Company compares with global independent oil and gas companies against which we measure our performance.

The comparative companies were chosen because they most closely resemble Woodside in their exploration and production activities, or because market experts take the view that the companies act as our competitors for shareholder support and investment.


Peer Group 10 Year Total
Shareholder Return (to end Dec '05)

As shareholders, you will be encouraged to see that at the end of 2005 your Company ranked as the top performer across one, three and 10-year total investment returns.

We also rank in the top quartile on efficiency measures such as production costs per barrel of oil equivalent produced, finding costs per barrel of oil equivalent, finding and development costs per barrel, and overhead costs.

This gives us confidence, despite the challenges I have outlined earlier, that we can implement our exciting growth plans in a very competitive manner for the benefit of shareholders.

Thank you.

# ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

RECEIVED
2006 APR 24 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TUESDAY, 11 APRIL 2006
3.00PM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## 2006 ANNUAL GENERAL MEETING
## DISCLOSURE OF VOTES

The Company advises that all resolutions put to the Annual General Meeting of members on 11 April 2006 were passed as ordinary resolutions.

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

| 2(a) Re-elect Ms Jillian Rosemary Broadbent as a Director | | CARRIED |
|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed, where the appointments specified that the proxy: | is to vote for the resolution | 433,402,074 |
| | is to vote against the resolution | 776,987 |
| | is to abstain from the resolution | 214,195 |
| | may vote at the proxy's discretion | 4,656,462 |
| Total number of votes cast on the poll: | in favour of the resolution | 439,435,499 |
| | against the resolution | 785,761 |
| | abstained from voting on the resolution | 214,195 |

| 2(b) Re-elect Mr Erich Fraunschiel as a Director | | CARRIED |
|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed, where the appointments specified that the proxy: | is to vote for the resolution | 432,617,497 |
| | is to vote against the resolution | 1,564,896 |
| | is to abstain from the resolution | 221,862 |
| | may vote at the proxy's discretion | 4,645,463 |
| Total number of votes cast on the poll: | in favour of the resolution | 438,639,803 |
| | against the resolution | 1,573,790 |
| | abstained from voting on the resolution | 221,862 |

| 2(c) Re-elect Dr Pierre Jean-Marie Henri Jungels as a Director | | CARRIED |
|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed, where the appointments specified that the proxy: | is to vote for the resolution | 433,310,603 |
| | is to vote against the resolution | 843,793 |
| | is to abstain from the resolution | 224,846 |
| | may vote at the proxy's discretion | 4,670,476 |
| Total number of votes cast on the poll: | in favour of the resolution | 439,353,221 |
| | against the resolution | 849,376 |
| | abstained from voting on the resolution | 224,846 |

Exemption File No.
82.2280

# ASX ANNOUNCEMENT
(ASX: WPL)

RECEIVED
2006 APR 24 A 7:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


WOODSIDE

TUESDAY, 11 APRIL 2006
3.45PM (WST)

**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## APPOINTMENT OF A COMPANY SECRETARY

Pursuant to Listing Rule 3.16.1, we advise that Mr Robert Cole has been appointed as a Company Secretary of Woodside Petroleum Ltd., effective 11 April 2006.

Exemption File No.
82.2280

# ASX ANNOUNCEMENT
(ASX: WPL)



WEDNESDAY, 12 APRIL 2006
1:00PM (WST)


**MEDIA**
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## RETIREMENT OF DIRECTOR

Woodside Petroleum Ltd. advises that, as foreshadowed in the Company's announcement on 16 August 2005, Mr Rory Argyle will retire as a director of the Company from the close of business today.

Mr Argyle has been a Woodside director since November 1995. He served as chairman of the Governance and Nominations Committee and a member of the Audit and Risk Committee, which he previously chaired.

Woodside Petroleum Ltd. chairman Mr Charles Goode thanked Mr Argyle for his very valuable contribution during his time as director.

"Mr Argyle's dedication, experience, good judgement and skills, particularly in the area of corporate governance, have been of great benefit to the Company as we expanded our operations in Australia and overseas," Mr Goode said.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | Woodside Petroleum Ltd. |
|---|---|
| **ABN** | 55 004 898 962 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of director** | Rory Edward Stanley ARGYLE |
|---|---|
| **Date of last notice** | 11 March 2005 |
| **Date that director ceased to be director** | 12 April 2006 |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 7,000 ordinary shares |

+ See chapter 19 for defined terms.